AIM INVESTMENTS

40-33

811-07758
(Invesco Int'l Fund)
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

06031589

March 9, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Defendants' JML Rule 5.3 Corporate Disclosure Statement** in *Marvin Hunt, et al. v. INVESCO Funds Group, Inc., et al., Jeffrey S. Thomas, et al. v. A I M Advisors, Inc., et al. and A I M Distributors, Inc., Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.,* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-030906SEC.doc
030906 (1) vtt

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGAITON

IN RE MUTUAL FUND INVESTMENT LITIGATION	**MDL Docket No. 1586**
MARVIN HUNT, et al., **Plaintiffs,** **v.** **INVESCO FUNDS GROUP, INC., et al.,** **Defendants.**	**S.D. Texas, C.A. No.: 04-CV-2555**

DEFENDANTS' JPML RULE 5.3 CORPORATE DISCLOSURE STATEMENT

Pursuant to Rule 5.3 of the Judicial Panel on Multidistrict Litigation, the Defendants state as follows:

Defendant INVESCO Funds Group, Inc. states that it is a wholly-owned subsidiary of INVESCO North American Holdings, Inc., which in turn is a wholly-owned subsidiary of AMVESCAP Group Services, Inc., which in turn is a wholly-owned subsidiary of AVZ, Inc., which in turn is a wholly-owned subsidiary of AMVESCAP PLC.

Defendant INVESCO Distributors, Inc. states that it is a wholly-owned subsidiary of INVESCO Funds Group, Inc., which in turn is a wholly-owned subsidiary of INVESCO North American Holdings, Inc., which in turn is a wholly-owned subsidiary of AMVESCAP Group Services, Inc., which in turn is a wholly-owned subsidiary of AVZ, Inc., which in turn is a wholly-owned subsidiary of AMVESCAP PLC.

Defendant A I M Advisors, Inc, states that it is a wholly-owned subsidiary of A I M Management Group, Inc., which in turn is a wholly-owned subsidiary of AVZ, Inc., which in turn is a wholly-owned subsidiary of AMVESCAP PLC.

Defendant AIM Distributors, Inc. states that it is a wholly-owned subsidiary of A I M Advisors, Inc, which in turn is a wholly-owned subsidiary of A I M Management Group, Inc., which in turn is a wholly-owned subsidiary of AVZ, Inc., which in turn is a wholly-owned subsidiary of AMVESCAP PLC.

Each of the defendant entities is a wholly-owned ultimate subsidiary of AMVESCAP PLC, which is publicly traded.

Dated: March 6, 2006

POLLACK & KAMINSKY

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

GIBBS & BRUNS
Michael K. Oldham
1100 Louisiana, Suite 5300
Houston, TX 77002
Tel.: (713) 751-5268
Fax: (713) 750-0903
MAYER, BROWN, ROWE & MAW

Charles S. Kelley
700 Louisiana, Suite 3600
Houston, TX 77002
Tel.: (713) 547-9634
Fax: (713) 632-1834

Attorneys for Defendants

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGAITON

IN RE MUTUAL FUND INVESTMENT LITIGATION	)	**MDL Docket No. 1586**
MARVIN HUNT, et al., **Plaintiffs,** **v.** **INVESCO FUNDS GROUP, INC., et al.,** **Defendants.**	)	**S.D. Texas, C.A. No.: 04-CV-2555**

CERTIFICATE OF SERVICE

I hereby certify that on March 6, 2006, a true and correct copy of Defendants' JPML Rule 5.3 Corporate Disclosure Statement was mailed by first class mail, postage prepaid, to the following counsel of record:

James C. Bradley
Richard, Patrick, et al.
174 E. Bay Street
Charleston, SC 29401

Gretchen F. Cappio
Keller Rohrbach LLP
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Robin L. Harrison
Campbell, Harrison & Dagley, LLP
909 Fannin
Suite 4000
Houston, TX 77010

Joseph W. Hatchett
Akerman Senterfitt
P.O. Box 3273
Tampa, FL 33601-3273

John B. Isbister
Tydings & Rosenberg, LLP
100 East Pratt Street
26th Floor
Baltimore, MD 21202

Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Audrey B. Rauchway
Johnson, Pope, et al.
403 East Madison Street
Suite 400
Tampa, FL 33602

Michael D. Woerner, Esq.
Keller Rohrbach LLP
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Nancy Andreassi, Paralegal